POWER OF ATTORNEY

BE IT KNOWN, that Kate O’Brian does hereby make and appoint each of Jason Combs, Chief Financial Officer, David M. Giles, Chief Legal Officer, and Robert Oestreicher, Senior Vice President, Corporate Counsel and Corporate Secretary of The E.W. Scripps Company, or any person designated by him, as his true and lawful attorney for him and in his name, place and stead, giving and granting to each the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934, with full power of substitution and revocation, hereby ratifying and confirming such act(s) that any said attorney shall lawfully do or cause to be done by virtue hereof.

Dated: August 14, 2024

/s/ Kate O'Brian